UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

ALDER BIOPHARMACEUTICALS, INC.

(Name of Subject Company)

VIOLET ACQUISITION CORP.

(Offeror)

A Wholly Owned Subsidiary of

LUNDBECK LLC

(Offeror)

An Indirect Wholly Owned Subsidiary of

H. LUNDBECK A/S

(Offeror)

COMMON STOCK, $0.0001 PAR VALUE

(Title of Class of Securities)

014339 105

(CUSIP Number of Class of Securities)

Søren Hoffmann

H. Lundbeck A/S

General Counsel, Vice President, Corporate Legal

Ottiliavej 9

DK-2500 Valby

Denmark

+ 45 36 30 13 11

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Thomas Hughes, Esq.

Baker McKenzie LLP

300 East Randolph Street, Suite 5000

Chicago, Illinois 60601

(312) 861-8634

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$2,098,662,157.89	$254,357.86

*

Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated as (a) the product of (i) $18.61, the average of the high and low sales prices per share of Alder BioPharmaceuticals, Inc. (“Alder”) common stock, par value $0.0001 per share (each such share, a “Share”), on September 16, 2019, as reported by NASDAQ, and (ii) 118,957,061 Shares, which consist of (A) 83,637,234 Shares outstanding, (B) 8,414,800 Shares issuable pursuant to outstanding options with an exercise price less than (1) $18.00 per Share plus (2) the maximum contingent cash consideration payment of $2.00 per share pursuant to that certain contingent value right agreement ((1) and (2) collectively, the “Offer Price”), (C) 1,288,423 Share subject to issuance upon settlement of outstanding restricted stock units, (D) 98,866 Shares estimated to be issued under Alder’s 2014 Employee Stock Purchase Plan after signing of, but prior to the consummation of, the transaction, (E) 7,927,760 Shares issuable upon conversion of Class A-1 Convertible Preferred Stock, (F) 232,950 Shares issuable in connection with the exercise of a warrant to purchase Class A-1 Convertible Preferred Stock issuable by Alder in accordance with a specified preferred stock purchase agreement with an exercise price less than the price of $20.00 per share (the “Warrant”), and (G) 17,357,028 Shares issuable upon the conversion of certain Alder convertible notes, less (b) an amount equal to the sum of (i) the product of (A) 8,414,800 Shares issuable pursuant to outstanding options with an exercise price less than the Offer Price multiplied by (B) the weighted average exercise price for such options of $13.30 per Share and (ii) the product of (A) 232,950 Shares issuable in connection with the exercise of the Warrant multiplied by (B) the weighted average exercise price in connection with the exercise of the Warrant of $13.788 per Share. The calculation of the filing fee is based on information provided by Alder as of September 12, 2019.

**

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2019, issued August 24, 2018, by multiplying the transaction valuation by 0.00012120.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check	the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the tender offer by Violet Acquisition Corp., a Delaware corporation (“Purchaser”), a wholly owned subsidiary of Lundbeck LLC, a Delaware limited liability company (“Payor”), and an indirect wholly owned subsidiary of H. Lundbeck A/S, a Danish aktieselskab (“Lundbeck”), for all of the outstanding shares of common stock, par value $0.0001 per share (“Shares”), of Alder BioPharmaceuticals, Inc., a Delaware corporation (“Alder”), at a price of (x) $18.00 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, plus (y) one non-transferable contractual contingent value right per Share (each, a “CVR”), which represents the right to receive a contingent payment of $2.00 in cash, without interest and less any applicable withholding taxes, if a specified milestone is achieved, upon the terms and subject to the conditions set forth in the offer to purchase dated September 23, 2019 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, as each may be amended or supplemented from time to time, collectively constitute the “Offer.” This Schedule TO is being filed on behalf of Purchaser, Payor and Parent.

All the information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

Item 1.	Summary Term Sheet.

Regulation M-A Item 1001

The information set forth in the Offer to Purchase under the caption SUMMARY TERM SHEET is incorporated herein by reference.

Item 2.	Subject Company Information.

Regulation M-A Item 1002

(a) Name and Address. The name, address, and telephone number of the subject company’s principal executive offices are as follows:

Alder BioPharmaceuticals, Inc.

11804 North Creek Parkway South

Bothell, Washington 98011

(425) 205-2900

(b)-(c) Securities; Trading Market and Price. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

INTRODUCTION

THE TENDER OFFER — Section 6 (“Price Range of Shares; Dividends”)

Item 3.	Identity and Background of Filing Person.

Regulation M-A Item 1003

(a)-(c) Name and Address; Business and Background of Entities; and Business and Background of Natural Persons. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 8 (“Certain Information Concerning Parent, Payor and Purchaser”)

SCHEDULE I — Information Relating to Parent, Payor and Purchaser

Item 4.	Terms of the Transaction.

Regulation M-A Item 1004

(a) Material Terms. The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005

(a) Transactions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Alder”)

(b) Significant Corporate Events. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Alder”)

THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Alder”)

Item 6.	Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006

(a) Purposes. The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Alder”)

(c) (1)-(7) Plans. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Alder”)

THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Alder”)

THE TENDER OFFER — Section 13 (“Certain Effects of the Offer”)

THE TENDER OFFER — Section 14 (“Dividends and Distributions”)

Item 7.	Source and Amount of Funds or Other Consideration.

Regulation M-A Item 1007

(a) Source of Funds. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 9 (“Source and Amount of Funds”)

(b) Conditions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Alder”)

THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Alder”)

THE TENDER OFFER — Section 15 (“Conditions of the Offer”)

(d) Borrowed Funds. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 9 (“Source and Amount of Funds”)

Item 8.	Interest in Securities of the Subject Company.

Regulation M-A Item 1008

(a) Securities Ownership. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

INTRODUCTION

THE TENDER OFFER — Section 8 (“Certain Information Concerning Parent, Payor and Purchaser”)

THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Alder”)

SCHEDULE I — Information Relating to Parent, Payor and Purchaser

(b) Securities Transactions. None.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

Regulation M-A Item 1009

(a) Solicitations or Recommendations. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 3 (“Procedures for Accepting the Offer and Tendering Shares”)

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Alder”)

THE TENDER OFFER — Section 18 (“Fees and Expenses”)

Item 10.	Financial Statements.

Regulation M-A Item 1010

(a) Financial Information. Not Applicable.

(b) Pro Forma Information. Not Applicable.

Item 11.	Additional Information.

Regulation M-A Item 1011

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Alder”)

THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Alder”)

THE TENDER OFFER — Section 13 (“Certain Effects of the Offer”)

THE TENDER OFFER — Section 16 (“Certain Legal Matters; Regulatory Approvals”)

(c) Other Material Information. The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12.	Exhibits.

Regulation M-A Item 1016

Exhibit No.	Description

(a)(1)(A)*	Offer to Purchase, dated September 23, 2019.

(a)(1)(B)*	Letter of Transmittal.

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)*	Summary Advertisement as published in The New York Times on September 23, 2019.

(a)(5)(A)	Joint Press Release issued by H. Lundbeck A/S and Alder BioPharmaceuticals, Inc. on September 16, 2019 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by H. Lundbeck A/S with the Securities and Exchange Commission on September 16, 2019).

(a)(5)(B)	Presentation Slides issued by H. Lundbeck A/S on September 16, 2019 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by H. Lundbeck A/S with the Securities and Exchange Commission on September 16, 2019).

(a)(5)(C)	Letter from President and CEO of H. Lundbeck A/S to Employees of Alder BioPharmaceuticals, Inc., dated September 16, 2019 (incorporated by reference to Exhibit 99.3 to the Schedule TO-C filed by H. Lundbeck A/S with the Securities and Exchange Commission on September 16, 2019).

(a)(5)(D)	Social Media Posts from September 16, 2019 (incorporated by reference to Exhibit 99.4 to the Schedule TO-C filed by H. Lundbeck A/S with the Securities and Exchange Commission on September 16, 2019).

(a)(5)(E)	Transcript of H. Lundbeck A/S Investor/Analyst Conference Call, dated September 16, 2019 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by H. Lundbeck A/S with the Securities and Exchange Commission on September 18, 2019).

(b)(1)*+	Multicurrency Revolving Facility Agreement, dated June 25, 2019, among the financial institutions party thereto as lenders, H. Lundbeck A/S as borrower, Danske Bank A/S, as facility agent and the other parties thereto.

(b)(2)*+	Facility Agreement, dated September 16, 2019, among the financial institutions party thereto as lenders, H. Lundbeck A/S as borrower, Danske Bank A/S, as facility agent and the other parties thereto.

(d)(1)	Agreement and Plan of Merger, dated as of September 16, 2019, by and among Alder BioPharmaceuticals, Inc., H. Lundbeck A/S, Lundbeck LLC and Violet Acquisition Corp. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Alder BioPharmaceuticals, Inc. with the Securities and Exchange Commission on September 16, 2019).

(d)(2)	Amendment to Alder’s Amended and Restated Bylaws, dated as of September 15, 2019 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by Alder BioPharmaceuticals, Inc. with the Securities and Exchange Commission on September 16, 2019).

(d)(3)*	Nondisclosure Agreement, effective January 9, 2019, by and between Alder BioPharmaceuticals, Inc. and H. Lundbeck A/S.

(d)(4)	Tender and Support Agreement, dated September 16, 2019, by and among H. Lundbeck A/S, Violet Acquisition Corp. and each of the persons set forth on Schedule A thereto (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Alder BioPharmaceuticals, Inc. with the Securities and Exchange Commission on September 16, 2019).

(d)(5)	Form of Contingent Value Rights Agreement (incorporated by reference to Annex II to Exhibit 2.1 to the Current Report on Form 8-K filed by Alder BioPharmaceuticals, Inc. with the Securities and Exchange Commission on September 16, 2019).

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith.
+	Confidential portions of this exhibit have been omitted.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 23, 2019

H. LUNDBECK A/S

By:	/s/ Deborah Dunsire
Name:	Deborah Dunsire
Title:	Chief Executive Officer

LUNDBECK LLC

By:	/s/ Peter Anastasiou
Name:	Peter Anastasiou
Title:	President and Lead Manager

VIOLET ACQUISITION CORP.

By:	/s/ Peter Anastasiou
Name:	Peter Anastasiou
Title:	President

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)*	Offer to Purchase, dated September 23, 2019.

(a)(1)(B)*	Letter of Transmittal.

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)*	Summary Advertisement as published in The New York Times on September 23, 2019.

(a)(5)(A)	Joint Press Release issued by H. Lundbeck A/S and Alder BioPharmaceuticals, Inc. on September 16, 2019 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by H. Lundbeck A/S with the Securities and Exchange Commission on September 16, 2019).

(a)(5)(B)	Presentation Slides issued by H. Lundbeck A/S on September 16, 2019 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by H. Lundbeck A/S with the Securities and Exchange Commission on September 16, 2019).

(a)(5)(C)	Letter from President and CEO of H. Lundbeck A/S to Employees of Alder BioPharmaceuticals, Inc., dated September 16, 2019 (incorporated by reference to Exhibit 99.3 to the Schedule TO-C filed by H. Lundbeck A/S with the Securities and Exchange Commission on September 16, 2019).

(a)(5)(D)	Social Media Posts from September 16, 2019 (incorporated by reference to Exhibit 99.4 to the Schedule TO-C filed by H. Lundbeck A/S with the Securities and Exchange Commission on September 16, 2019).

(a)(5)(E)	Transcript of H. Lundbeck A/S Investor/Analyst Conference Call, dated September 16, 2019 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by H. Lundbeck A/S with the Securities and Exchange Commission on September 18, 2019).

(b)(1)*+	Multicurrency Revolving Facility Agreement, dated June 25, 2019, among the financial institutions party thereto as lenders, H. Lundbeck A/S as borrower, Danske Bank A/S, as facility agent and the other parties thereto.

(b)(2)*+	Facility Agreement, dated September 16, 2019, among the financial institutions party thereto as lenders, H. Lundbeck A/S as borrower, Danske Bank A/S, as facility agent and the other parties thereto.

(d)(1)	Agreement and Plan of Merger, dated as of September 16, 2019, by and among Alder BioPharmaceuticals, Inc., H. Lundbeck A/S, Lundbeck LLC and Violet Acquisition Corp. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Alder BioPharmaceuticals, Inc. with the Securities and Exchange Commission on September 16, 2019).

(d)(2)	Amendment to Alder’s Amended and Restated Bylaws, dated as of September 15, 2019 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by Alder BioPharmaceuticals, Inc. with the Securities and Exchange Commission on September 16, 2019).

(d)(3)*	Nondisclosure Agreement, effective January 9, 2019, by and between Alder BioPharmaceuticals, Inc. and H. Lundbeck A/S.

(d)(4)	Tender and Support Agreement, dated September 16, 2019, by and among H. Lundbeck A/S, Violet Acquisition Corp. and each of the persons set forth on Schedule A thereto (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Alder BioPharmaceuticals, Inc. with the Securities and Exchange Commission on September 16, 2019).

(d)(5)	Form of Contingent Value Rights Agreement (incorporated by reference to Annex II to Exhibit 2.1 to the Current Report on Form 8-K filed by Alder BioPharmaceuticals, Inc. with the Securities and Exchange Commission on September 16, 2019).

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith.
+	Confidential portions of this exhibit have been omitted.